UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Securities: Changes to Board of Directors

Tokyo, May 13, 2008 — Mitsubishi UFJ Securities Co., Ltd., a subsidiary of Mitsubishi UFJ Financial Group, Inc., today announced changes to its Board of Directors as shown in the attached.

*    *    *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

Mitsubishi UFJ Securities Co., Ltd.

Changes to Board of Directors

Tokyo, May 13, 2008 — Mitsubishi UFJ Securities Co., Ltd. (MUS), a subsidiary of Mitsubishi UFJ Financial Group, Inc., hereby announces that Mr. Aoki will step down as President of MUS effective June 26, 2008.

Effective June 26, 2008, MUS intends to make the following changes to its Board of Directors:

Name	Current Position	As from June 26, 2008
Hirohisa Aoki	President (Representative Director)	retired *

*	Hirohisa Aoki will be appointed Chairman of KOKUSAI Asset Management Co., Ltd., a subsidiary of Mitsubishi UFJ Securities Co., Ltd.

Name	Current Position	As from June 26, 2008
Fumiyuki Akikusa	Deputy President (Representative Director)	President (Representative Director)